FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ AKIHIKO TOYOTANI
Akihiko Toyotani
General Manager of
Finance Division

Date: October 30, 2007

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated and Non-Consolidated Financial Results for the Six Months Ended September 30, 2007

2.	Notice regarding Revision of Amounts of Interim Dividend and Annual Total Dividend for the Fiscal Period Ending March 31, 2008 (54th Fiscal Period)

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2007

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

Scheduled submission date for the Semiannual Report : December 12, 2007

Payment date of interim dividends : December 5, 2007

1. Results for the six months ended September 30, 2007 :

(1) Consolidated results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Net sales	¥615,390 million	¥636,560 million	¥1,283,897 million
% change from the previous period	13.5%	3.4%	—
Profit from operations	63,128 million	67,823 million	135,102 million
% change from the previous period	87.0%	7.4%	—
Income from continuing operations before income taxes and minority interests	72,385 million	81,480 million	156,540 million
% change from the previous period	63.3%	12.6%	—
Net income	53,493 million	50,620 million	106,504 million
% change from the previous period	120.9%	(5.4)%	—
Earnings per share :
Basic	¥284.64	¥267.66	¥ 566.03
Diluted	284.14	267.06	564.79

Note :

Equity in earnings of affiliates and unconsolidated subsidiaries :

Six months ended September 30, 2007	¥3,617 million
Six months ended September 30, 2006	¥259 million
Year ended March 31, 2007	¥2,621 million

(2) Consolidated financial position :

	Japanese yen
	September 30,		March 31,
	2006	2007	2007
Total assets	¥1,951,702 million	¥2,107,097 million	¥2,130,464 million
Stockholders’ equity	1,373,567 million	1,530,084 million	1,514,560 million
Stockholders’ equity to total assets	70.4%	72.6%	71.1%
Stockholders’ equity per share	¥7,306.02	¥8,077.76	¥8,028.45

(3) Consolidated cash flows :

Japanese yen
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Cash flows from operating activities	¥47,923 million	¥79,598 million	¥149,644 million
Cash flows from investing activities	(74,084) million	(77,200) million	(151,703) million
Cash flows from financing activities	(13,079) million	(8,481) million	(20,645) million
Cash and cash equivalents at end of period	263,751 million	274,508 million	282,208 million

2. Dividends :

	Japanese yen
	Year ended March 31, 2007	Year ending March 31,
		2008
Interim dividends per share	¥50	¥60
Year-end dividends per share	60	60	(forecasted)

Annual dividends per share	¥110	¥120	(forecasted)

3. Consolidated financial forecast for the year ending March 31, 2008 :

Japanese yen
Year ending March 31, 2008
Net sales	¥1,330,000 million
% change from the previous year	3.6%
Profit from operations	¥151,000 million
% change from the previous year	11.8%
Income from continuing operations before income taxes	¥166,000 million
% change from the previous year	6.0%
Net income	¥103,000 million
% change from the previous year	(3.3)%

Note :

Forecast of earnings per share : ¥543.40

Earnings per share amounts is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share is computed based on the diluted weighted average number of shares outstanding during the six months ended September 30, 2007.

4. Others :

(1) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	10	0
Decrease	5	0

(2) Change in accounting policies :

There was a change in the accounting policy due to a new accounting standard.

Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 32.

(3) Number of shares (common stock) :

	Six months ended September 30,		Year ending March 31,
	2006	2007	2007
Number of shares issued	191,309,290	191,309,290	191,309,290
Number of shares in treasury	3,304,510	1,889,935	2,660,201

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

1. Results for the six months ended September 30, 2007

(1) Results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Net sales	¥259,738 million	¥264,117 million	¥531,557 million
% change from the previous period	17.6%	1.7%	—
Profit from operations	¥21,284 million	¥20,396 million	¥49,432 million
% change from the previous period	71.9%	(4.2)%	—
Recurring profit	¥32,844 million	¥39,374 million	¥73,729 million
% change from the previous period	22.1%	19.9%	—
Net income	¥33,655 million	¥27,504 million	¥62,029 million
% change from the previous period	5.6%	(18.3)%	—
Earnings per share :
Basic	¥179.08	¥145.43	¥329.66

(2) Financial position :

	Japanese yen
	September 30,		March 31,
	2006	2007	2007
Total assets	¥1,471,385 million	¥1,563,909 million	¥1,611,891 million
Net assets	1,191,940 million	1,278,089 million	1,286,361 million
Net assets to total assets	81.0%	81.7%	79.8%
Net assets per share	6,339.95	6,747.40	6,818.80
Stockholders’ equity (Reference)	1,191,940 million	1,278,089 million	1,286,361 million

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 15.

Business Results

<Business Results for the Six Months Ended September 30, 2007>

(1) Economic Situation and Business Environment

Despite a lack of vitality in personal consumption, the Japanese economy expanded moderately during the six months ended September 30, 2007 (the first half) due to upward momentum in private capital investment amid growing exports and rising corporate earnings.

While the U.S. economy slowed down mildly due to the negative impact of issues related to housing loans for individuals with low creditworthiness, an increase in exports and brisk personal consumption led to growth in the European economy. The Chinese economy continued to expand on the back of increases in capital investment and exports.

The digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (Kyocera Group or Kyocera), was solid on the whole as demand for components for such equipment expanded compared with the six months ended September 30, 2006 (the previous first half).

(2) Consolidated Financial Results

Consolidated net sales for the first half amounted to ¥636,560 million, an increase of 3.4% compared with the previous first half, reflecting an increase in revenue in the Information Equipment Group and sales growth in the Components Business.

Consolidated profit from operations increased by 7.4% to ¥67,823 million and income from continuing operations before income taxes and minority interests increased by 12.6% to ¥81,480 million as compared with the previous first half.

The adequacy of the estimates, on which the depreciation method of property, plant and equipment are based, was reviewed, being triggered by the tax revision in Japan. Consequently, the depreciation method was changed and this led to increase in depreciation costs. Due mainly to the increase in depreciation costs, the Components Business recorded a decline in operating profit compared with the previous first half. The Equipment Business posted profit growth in the first half due to a substantial increase in operating profit in the Information Equipment Group.

Consolidated net income during the first half decreased by 5.4% to ¥50,620 million compared with the previous first half. This decrease was due to the absence of tax refunds accompanying the voidance of a portion of a tax assessment relating to transfer pricing adjustment and temporary gains including a gain on sale of shares of Kyocera Leasing Co.,Ltd. , which took place in the previous first half.

	(Yen in millions, except for per share amounts and exchange rate)
	Six months ended September 30,				Increase (Decrease) (%)
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Net sales	615,390	100.0	636,560	100.0	3.4
Profit from operations	63,128	10.3	67,823	10.7	7.4
Income from continuing operations before income taxes and minority interests	72,385	11.8	81,480	12.8	12.6
Net income	53,493	8.7	50,620	8.0	(5.4)
Diluted earnings per share	284.14	—	267.06	—	(6.0)
Average US$ exchange rate	115	—	119	—	—
Average Euro exchange rate	146	—	162	—	—

(3) Implemented Management Measures and Significant Decisions during the First Half

In September 2007, AVX Corporation (AVX), a U.S. subsidiary, acquired American Technical Ceramics Corp., a U.S.-based manufacturer of electronic components, as a wholly-owned subsidiary, with the goal of strengthening its business in the area of advanced components business such as high frequency ceramic capacitors. This acquisition will enable AVX to expand its product line-up and its sales networks for high-value-added products.

(4) Consolidated Financial Results by Reporting Segment

Components Business :

Sales in the Components Business increased by 4.6% compared with the previous first half to ¥333,136 million, while operating profit decreased by 1.7% to ¥48,941 million. The operating profit ratio was 14.7%.

Consolidated results by reporting segment in the Components Business are as follows.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic components and automotive components.

Sales in this reporting segment during the first half, especially of dielectric ceramic parts for base stations and sapphire substrates for LEDs increased compared with the previous first half, reflecting growth in the mobile phone market. Sales of piezo stacks for automobiles also increased. Operating profit decreased as compared with the previous first half, however, due to an increase in expenses such as depreciation costs.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

Despite a moderate increase in demand in the three months ended September 30, 2007 for ceramic packages, a core product in this reporting segment, for use in mobile phone handsets as compared with the three months ended June 30, 2007 (the first quarter). Sales decreased in this reporting segment compared with the high levels of those recorded in the previous first half. Operating profit decreased along with sales decline and increase in expenses such as depreciation costs.

3) Applied Ceramic Products Group

This reporting segment includes solar power generating systems for residential and industrial use, cutting tools, dental and medical implants, and jewelry and applied ceramic related products.

Sales and operating profit in this reporting segment increased significantly in the first half compared with the previous first half due to higher sales and operating profit recorded in the solar energy business, which is a core business in this reporting segment.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products and connectors, and thin-film products such as thermal printheads and liquid crystal displays.

Performance in this reporting segment during the first half was solid in the electronic components business. Besides an increase in sales at AVX, sales of ceramic capacitors for flat-panel TVs and game consoles and of timing devices for mobile phone handsets increased. As a result, overall sales in this reporting segment for the first half increased compared with the previous first half. Operating profit decreased due to an increase in depreciation costs, despite improved profitability spurred by the increase in productivity.

Equipment Business :

Sales in the Equipment Business for the first half increased by 3.7% to ¥250,816 million, and operating profit increased by 32.1% to ¥19,116 million compared with the previous first half. The operating profit ratio was 7.6%.

Consolidated results by reporting segment in the Equipment Business are as follows.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as PHS base stations and handsets.

Sales in this reporting segment for the first half decreased compared with the previous first half due to a decline in sales of mobile phone handsets in overseas markets. Operating loss was reduced compared with the previous first half due to a considerable improvement in profitability in the domestic mobile phone handset business and the PHS related business.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers, copiers and digital MFPs.

Sales and operating profit increased substantially in this reporting segment for the first half compared with the previous first half due to strong sales of printers and color digital MFPs in Europe in particular, coupled with the positive effects of the weak yen against the Euro.

Others :

This reporting segment includes various information and communications technology services, materials for electronic components and optical components.

Sales in this reporting segment for the first half decreased by 2.1% to ¥65,277 million compared with the previous first half due to a decline in sales of optical related business. Operating profit increased substantially by 39.1% to ¥3,964 million, however, due to improved profitability at Kyocera Communication Systems Co., Ltd. and reduced loss in the optical related business. The operating profit ratio was 6.1%.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	38,564	6.3	41,286	6.5	7.1
Semiconductor Parts Group	75,843	12.3	73,545	11.5	(3.0)
Applied Ceramic Products Group	64,132	10.4	69,743	11.0	8.7
Electronic Device Group	139,984	22.7	148,562	23.3	6.1

Total Components Business	318,523	51.7	333,136	52.3	4.6
Telecommunications Equipment Group	117,181	19.0	113,907	17.9	(2.8)
Information Equipment Group	124,619	20.3	136,909	21.5	9.9

Total Equipment Business	241,800	39.3	250,816	39.4	3.7
Others	66,660	10.9	65,277	10.3	(2.1)
Adjustments and eliminations	(11,593)	(1.9)	(12,669)	(2.0)	—

Net sales	615,390	100.0	636,560	100.0	3.4

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increae (Decrease) %
	2006		2007
	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	7,373	19.1	6,195	15.0	(16.0)
Semiconductor Parts Group	11,887	15.7	8,367	11.4	(29.6)
Applied Ceramic Products Group	8,966	14.0	13,434	19.3	49.8
Electronic Device Group	21,573	15.4	20,945	14.1	(2.9)

Total Components Business	49,799	15.6	48,941	14.7	(1.7)
Telecommunications Equipment Group	(1,016)	—	(103)	—	—
Information Equipment Group	15,491	12.4	19,219	14.0	24.1

Total Equipment Business	14,475	6.0	19,116	7.6	32.1
Others	2,849	4.3	3,964	6.1	39.1

Operating profit	67,123	10.9	72,021	11.3	7.3
Corporate	5,152	—	5,893	—	14.4
Equity in earnings of affiliates and unconsolidated subsidiaries	259	—	3,617	—	—
Adjustments and eliminations	(149)	—	(51)	—	—

Income from continuing operations before income taxes and minority interests	72,385	11.8	81,480	12.8	12.6

Note 1. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, sales and operating profit for the previous first half have been retroactively reclassified.

Note 2. For the reasons set forth Note 1 above, net sales of “Others” in the previous first half increased by ¥5,810 million and “Adjustments and eliminations” decreased by ¥(80) million compared with those previously presented. Also, operating profit of “Others” in the previous first half decreased by ¥899 million compared with those previously announced.

(5) Consolidated Sales by Geographic Area

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Japan	236,735	38.5	241,811	38.0	2.1
United States of America	130,265	21.2	126,703	19.9	(2.7)
Asia	107,111	17.4	118,594	18.6	10.7
Europe	97,464	15.8	112,606	17.7	15.5
Others	43,815	7.1	36,846	5.8	(15.9)

Net sales	615,390	100.0	636,560	100.0	3.4

1) Japan

Although sales in the Electronic Device Group decreased, sales in the Fine Ceramic Parts Group and the Semiconductor Parts Group increased. Therefore, sales in domestic market as a whole slightly increased as compared with the previous first half.

2) United States of America

Due to decrease in sales in the Electronic Device Group and the Semiconductor Parts Group, revenue decreased compared with the previous first half.

3) Asia

Sales of products in the Electronic Device Group were favorable and the sales also increased in the Information Equipment Group. Therefore, revenue increased compared with the previous first half.

4) Europe

Sales in the Information Equipment Group, the solar energy business in the Applied Ceramic Products Group and the Electronic Device Group increased. Hence, revenue increased compared with the previous first half.

5) Others

Mainly due to decrease in sales for Latin America in the Telecommunication Equipment Group, revenue in this area substantially decreased.

(6) Capital Expenditures and Depreciation

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) (%)
	2006		2007
	Amount	% of net sales	Amount	% of net sales
Capital expenditures	37,239	6.1	32,592	5.1	(12.5)
Depreciation	33,682	5.5	37,291	5.9	10.7

During the first half, Kyocera made capital expenditures particularly to increase production capacity in the solar energy business in the Applied Ceramic Products Group and the Electronic Device Group in response to burgeoning demand. Capital expenditures were made for constructing new logistics center in the Information Equipment Group and the Semiconductor Parts Group and so on. Also, capital expenditures were made to enhance production capacity in the previous first half. As a result, overall capital expenditures during the first half decreased compared with the previous first half. Depreciation costs increased due to a change in accounting estimates for depreciation method.

<Forecast for the year ending March 31, 2008>

With regard to the economy and market environment for the six months ending March 31, 2008 (the second half), despite stagnation in the U.S. economy due to the negative impact on the issues related to housing loans for consumers with low creditworthiness is concerned, the digital consumer equipment market is expected to be remained healthy. Kyocera therefore projects steady demand for these equipment and components used in these products. Amid such a market environment, Kyocera will strive to continue its first half efforts to expand profitability and achieve the financial forecasts for the year ending March 31, 2008 (fiscal 2008) through vigorous product introductions in the second half.

There is no change in the overall consolidated financial forecast for fiscal 2008, which were announced on April 26, 2007.

Consolidated Forecasts for fiscal 2008 (Announced on April 26, 2007)

	(Yen in millions, except for per share amounts and exchange rates)
	Fiscal 2007 Results		Fiscal 2008 Forecasts		Increase (Decrease) (%)
	Amount	% of net sales	Amount	% of net sales
Net sales	1,283,897	100.0	1,330,000	100.0	3.6
Profit from operations	135,102	10.5	151,000	11.4	11.8
Income from continuing operations before income taxes and minority interests	156,540	12.2	166,000	12.5	6.0
Net income	106,504	8.3	103,000	7.7	(3.3)
Diluted earnings per share	564.79	—	543.40	—	(3.8)
Average US$ exchange rate	117	—	110	—	—
Average Euro exchange rate	150	—	150	—	—

In the meantime, there is a change in a forecast of capital expenditure for fiscal 2008. The forecast of capital expenditures is revised to ¥81,000 million from the previous forecast (Announced on April 26, 2007) of ¥86,000 million.

The following revisions have been made to financial forecasts by reporting segment for fiscal 2008 in light of factors such as results in each business through the end of the first half, the projected market environment and the impact of depreciation costs in the second half.

Consolidated Sales by Reporting Segment (Announced on October 30, 2007)

	(Yen in millions)
			Forecasts for Fiscal 2008 announced on				Increase (Decrease) to the Fiscal 2007 Results (%)
	Fiscal 2007 Results		April 26, 2007		October 30, 2007
	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales
Fine Ceramic Parts Group	81,326	6.3	85,000	6.4	85,000	6.4	4.5
Semiconductor Parts Group	152,292	11.9	157,000	11.8	154,000	11.6	1.1
Applied Ceramic Products Group	131,103	10.2	144,000	10.8	152,000	11.4	15.9
Electronic Device Group	286,156	22.3	290,000	21.8	304,000	22.9	6.2

Total Components Business	650,877	50.7	676,000	50.8	695,000	52.3	6.8
Telecommunications Equipment Group	251,183	19.6	265,000	19.9	228,000	17.1	(9.2)
Information Equipment Group	268,781	20.9	274,000	20.6	284,000	21.4	5.7

Total Equipment Business	519,964	40.5	539,000	40.5	512,000	38.5	(1.5)
Others	137,235	10.7	140,000	10.5	142,000	10.7	3.5
Adjustments and eliminations	(24,179)	(1.9)	(25,000)	(1.8)	(19,000)	(1.5)	—

Net sales	1,283,897	100.0	1,330,000	100.0	1,330,000	100.0	3.6

Note 3. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, net sales for the year ended March 31, 2007 (fiscal 2007) have been retroactively reclassified.

Note 4. For the reasons Note 3. above, net sales of “Others” in fiscal 2007 increased by ¥11,579 million and “Adjustments and eliminations” decreased by ¥(125) million compared with those previously announced.

Consolidated Operating Profit by Reporting Segment

	(Yen in millions)
			Forecast for Fiscal 2008 Forecasts announced on				Increase (Decrease) to the Fiscal 2007 Results (%)
	Fiscal 2007 Results		April 26, 2007		October 30, 2007
	Amount	% of segment sales	Amount	% of segment sales	Amount	% of segment sales
Fine Ceramic Parts Group	15,677	19.3	16,000	18.8	13,500	15.9	(13.9)
Semiconductor Parts Group	22,210	14.6	24,000	15.3	21,000	13.6	(5.4)
Applied Ceramic Products Group	22,334	17.0	27,000	18.8	29,000	19.1	29.8
Electronic Device Group	44,487	15.5	46,000	15.9	44,500	14.6	0.0

Total Components Business	104,708	16.1	113,000	16.7	108,000	15.5	3.1
Telecommunications Equipment Group	291	0.1	6,000	2.3	2,000	0.9	587.3
Information Equipment Group	33,970	12.6	35,000	12.8	39,000	13.7	14.8

Total Equipment Business	34,261	6.6	41,000	7.6	41,000	8.0	19.7
Others	6,881	5.0	7,000	5.0	6,000	4.2	(12.8)

Operating profit	145,850	11.4	161,000	12.1	155,000	11.7	6.3
Corporate and others	10,690	—	5,000	—	11,000	—	2.9

Income from continuing operations before income taxes and minority interests	156,540	12.2	166,000	12.5	166,000	12.5	6.0

Note 5. For the reasons set forth Note 3. on the previous page, operating profit of “Others” in fiscal 2007 decreased by ¥1,895 million compared with those previously announced.

Note 6. The average U.S. dollar and Euro exchange rates set forth above are the forecast average from October 1, 2007 to March 31, 2008.

Note 7. Forecast of diluted earnings per share for fiscal 2008 set forth above is computed based on the diluted weighted average number of shares outstanding during the first half.

Note 8. Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affects its results of operations; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

<Cash flows>

Cash and cash equivalent at September 30, 2007 decreased by ¥7,700 million to ¥274,508 million compared with at March 31, 2007.

	(Yen in millions)
	Six Months Ended September 30,
	2006	2007
Cash flow from operating activities	47,923	79,598
Cash flow from investing activities	(74,084)	(77,200)
Cash flow from financing activities	(13,079)	(8,481)
Effect of exchange rate changes on cash and cash equivalent	2,182	(1,617)
Net decrease in cash and cash equivalent	(37,058)	(7,700)
Cash and cash equivalent at beginning of period	300,809	282,208
Cash and cash equivalent at end of period	263,751	274,508

(1) Cash flow from operating activities

Net cash provided by operating activities in the first half increased by ¥ 31,675 million to ¥ 79,598 million from ¥47,923 million in the previous first half. Although net income decreased, and payables and accrued income taxes that increased in the previous first half decreased in the first half, receivables and inventories that increased in the previous first half decreased in the first half. As a result, cash inflows in the operating activities in the first half increased, compared with the previous first half.

(2) Cash flow from investing activities

Net cash used in investing activities in the first half increased by ¥3,116 million to ¥77,200 million from ¥74,084 million in the previous first half. This was due mainly to increases in cash outflows by acquisitions of business and acquisitions of time deposits that exceeded an increase in cash inflow provided by sales and maturities of securities.

(3) Cash flow from financing activities

Net cash used in financing activities in the first half decreased by ¥4,598 million to ¥8,481 million from ¥13,079 million in the previous first half. This was due mainly to a decrease in cash outflow by payments of long-term debt and an increase in cash inflow by reissuance of treasury stock.

<Cash Flow Indexes>

	Years ended March 31,				Six months ended September 30, 2007
	2004	2005	2006	2007
Stockholders’ equity to total assets	64.1%	67.3%	66.7%	71.1%	72.6%
Market capitalization to total assets	91.3%	82.2%	101.3%	98.4%	96.8%
Interest bearing debts per operating cash flows (years)	3.2	1.0	0.8	0.2	0.2
Operating cash flows per interest paid (ratio)	20.6	62.4	88.5	93.4	108.0

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

<Basic Profit Distribution Policy and Dividends for fiscal 2008>

(1) Basic Profit Distribution Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve consolidated performance into the future. Kyocera therefore strongly takes into consideration the linkage between dividend amounts and consolidated performance and has implemented a dividend policy aiming for a consolidated dividend ratio of approximately 20% to 25%.

In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors that include the amount of capital expenditures necessary for medium to long-term growth.

In order to ensure a sound financial basis, Kyocera also sets aside other general reserve in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources needed to achieve sustainable corporate growth.

(2) Dividends

Based on performance in the first half and pursuant to the aforementioned policy, Kyocera will distribute an interim dividend of 60 yen per share, an increase of 10 yen compared with the previous first half. Kyocera plans to distribute a total annual dividend of 120 yen per share, an increase of 10 yen over the initial projection of 110 yen per share, announced on April 26, 2007.

<Business Risks>

There have been no significant changes in the information relating to business risk disclosed in the Form 20-F for the year ended March 31, 2007, and accordingly details thereof have been omitted here.

The Form 20-F is available at the URLs below:

http://www.kyocera.co.jp/ir/pdf/fy07.pdf

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 174 subsidiaries and 10 affiliates.

(Chart of the group companies)

CUSTOMERS

KYOCERA CORPORATION

Selling Company

(Domestic)

KYOCERA SOLAR CORPORATION
KYOCERA MITA JAPAN CORPORATION

(Overseas)

KYOCERA MITA AMERICA, INC.
KYOCERA KOREA CO., LTD.
KYOCERA ASIA PACIFIC PTE. LTD.
KYOCERA (TIANJIN) SALES & TRADING CORPORATION
KYOCERA FINECERAMICS GmbH
KYOCERA MITA EUROPE B.V.

Fine Ceramic Parts Group

(Overseas)

KYOCERA INDUSTRIAL CERAMICS CORPORATION

Semiconductor Parts Group

(Domestic)

KYOCERA SLC TECHNOLOGIES CORPORATION
KYOCERA SLC COMPONENTS CORPORATION

(Overseas)

KYOCERA AMERICA, INC.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.

Applied Ceramic Products Group

(Domestic)

JAPAN MEDICAL MATERIALS CORPORATION

(Overseas)

KYOCERA SOLAR, INC.
KYOCERA TYCOM CORPORATION
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.
KYOCERA SOLAR EUROPE S.R.O.

Electronic Device Group

(Domestic)

KYOCERA KINSEKI CORPORATION
KYOCERA ELCO CORPORATION
KYOCERA DISPLAY INSTITUTE CO., LTD.

(Overseas)

AVX CORPORATION
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
KYOCERA ELCO KOREA CO., LTD.

Telecommunications Equipment Group

(Overseas)

KYOCERA WIRELESS CORP.
KYOCERA WIRELESS (INDIA) PVT. LTD.
KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION

Information Equipment Group

(Domestic)

KYOCERA MITA CORPORATION

(Overseas)

KYOCERA MANAGEMENT CONSULTING SERVICE (SHANGHAI) CO., LTD.

Others

(Domestic)

<Information Technology Services>
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation>
HOTEL KYOCERA CO., LTD.
HOTEL PRINCESS KYOTO CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CORPORATION
<Manufacturing and Sales of Optical Components >
KYOCERA OPTEC CO., LTD.

(Overseas)

<Sales of Optical Components >
UNIVERSAL OPTICAL INDUSTRIES, LTD.
<Manufacturing and Sales of Optical Components >
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.

Affiliate

(Domestic)

<PHS Business>
WILLCOM, INC.

Management Policies

(1) Basic management policy

(2) Target ratio of income before income taxes

(3) Medium term management strategy

(4) Challenges

There have been no significant changes in the information relating to key management items disclosed in the financial results for fiscal 2007 (announced on April 26, 2007), and accordingly details thereof have been omitted here.

The financial results are available at the URLs below.

Kyocera homepage:

http://global.kyocera.com/ir/pdf/tanshin070426e.pdf

Tokyo Stock Exchange homepage (listed company information search page):

http://www.tse.or.jp/tseHpFront/HPLCDS0101E.do?method=init&callJorEFlg=1

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	September 30,				March31,
	2006		2007		2007
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥263,751		¥274,508		¥282,208
Short-term investments	128,747		287,650		213,495
Trade notes receivable	25,181		21,567		25,033
Trade accounts receivable	228,198		232,381		236,380
Less allowances for doubtful accounts and sales returns	(7,384)		(5,914)		(5,960)
Inventories	220,879		208,933		209,188
Deferred income taxes	45,609		41,141		45,390
Other current assets	46,151		51,940		40,757

Total current assets	951,132	48.7	1,112,206	52.8	1,046,491	49.1

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	7,499		14,606		10,093
Securities and other investments	622,344		579,062		690,568

Total investments and advances	629,843	32.3	593,668	28.2	700,661	32.9

Property, plant and equipment, at cost :
Land	56,969		57,154		56,806
Buildings	253,643		264,325		261,998
Machinery and equipment	717,718		746,552		729,636
Construction in progress	11,817		12,800		7,362
Less accumulated depreciation	(752,878)		(800,535)		(774,896)

Total property, plant and equipment, at cost	287,269	14.7	280,296	13.3	280,906	13.2

Goodwill	31,615	1.6	42,022	2.0	32,894	1.5
Intangible assets	29,516	1.5	33,633	1.6	24,657	1.2
Other assets	22,327	1.2	45,272	2.1	44,855	2.1

Total non-current assets	1,000,570	51.3	994,891	47.2	1,083,973	50.9

Total assets	¥1,951,702	100.0	¥2,107,097	100.0	¥2,130,464	100.0

	Yen in millions
	September 30,				March 31,
	2006		2007		2007
	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥12,929		¥17,351		¥15,250
Current portion of long-term debt	6,643		3,268		5,853
Trade notes and accounts payable	111,059		94,232		100,295
Other notes and accounts payable	52,365		49,025		49,134
Accrued payroll and bonus	39,417		42,774		41,680
Accrued income taxes	31,343		24,822		36,475
Other accrued liabilities	36,230		34,405		33,391
Other current liabilities	24,217		24,629		24,110

Total current liabilities	314,203	16.1	290,506	13.8	306,188	14.4

Non-current liabilities :
Long-term debt	9,243		6,269		7,283
Accrued pension and severance liabilities	23,541		16,115		16,297
Deferred income taxes	149,097		181,108		206,858
Other non-current liabilities	12,992		13,461		12,355

Total non-current liabilities	194,873	10.0	216,953	10.3	242,793	11.4

Total liabilities	509,076	26.1	507,459	24.1	548,981	25.8

Minority interests in consolidated subsidiaries	69,059	3.5	69,554	3.3	66,923	3.1

Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	162,080		162,735		162,363
Retained earnings	1,011,682		1,098,562		1,055,293
Accumulated other comprehensive income	111,211		168,652		203,056
Treasury stock, at cost	(27,109)		(15,568)		(21,855)

Total stockholders’ equity	1,373,567	70.4	1,530,084	72.6	1,514,560	71.1

Total liabilities, minority interests and stockholders’ equity	¥1,951,702	100.0	¥2,107,097	100.0	¥2,130,464	100.0

Note : Accumulated other comprehensive income is as follows.
	Yen in millions
	September 30,				March 31, 2007
	2006		2007
Net unrealized gains on securities	¥114,808		¥153,081		¥184,670
Net unrealized (losses) gains on derivative financial instruments	¥(58)		¥68		¥63
Minimum pension liability adjustments	¥(2,057)		—		—
Pension liability adjustments	—		¥14,664		¥15,419
Foreign currency translation adjustments	¥(1,482)		¥839		¥2,904

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions, except for per share amounts
	Six months ended September 30,				Increase (Decrease) %	Year ended March 31,
	2006		2007			2007
	Amount	%	Amount	%		Amount	%
Net sales	¥615,390	100.0	¥636,560	100.0	3.4	¥1,283,897	100.0
Cost of sales	429,681	69.8	441,327	69.3	2.7	900,470	70.1

Gross profit	185,709	30.2	195,233	30.7	5.1	383,427	29.9
Selling, general and administrative expenses	122,581	19.9	127,410	20.0	3.9	248,325	19.4

Profit from operations	63,128	10.3	67,823	10.7	7.4	135,102	10.5
Other income (expenses) :
Interest and dividend income	6,790	1.1	9,742	1.5	43.5	15,472	1.2
Interest expense	(782)	(0.1)	(859)	(0.1)	—	(1,647)	(0.1)
Foreign currency transaction gains (losses), net	273	0.1	412	0.0	50.9	(65)	(0.0)
Equity in earnings of affiliates and unconsolidated subsidiaries	259	0.0	3,617	0.6	—	2,621	0.2
Gains on sale of securities, net	3,252	0.5	228	0.0	(93.0)	3,819	0.3
Other, net	(535)	(0.1)	517	0.1	—	1,238	0.1

Total other income	9,257	1.5	13,657	2.1	47.5	21,438	1.7

Income from continuing operations before income taxes and minority interests	72,385	11.8	81,480	12.8	12.6	156,540	12.2
Income taxes	20,954	3.4	27,164	4.3	29.6	48,887	3.8

Income from continuing operations before minority interests	51,431	8.4	54,316	8.5	5.6	107,653	8.4
Minority interests	(3,113)	(0.5)	(3,696)	(0.5)	—	(6,324)	(0.5)

Income from continuing operations	48,318	7.9	50,620	8.0	4.8	101,329	7.9
Income from discontinued operations	5,175	0.8	—	—	—	5,175	0.4

Net income	¥53,493	8.7	¥50,620	8.0	(5.4)	¥106,504	8.3

Earnings per share:
Income from continuing operations:
Basic	¥257.10		¥267.66			¥538.52
Diluted	¥256.65		¥267.06			¥537.35
Income from discontinued operations:
Basic	¥27.54		—			¥27.51
Diluted	¥27.49		—			¥27.44
Net income:
Basic	¥284.64		¥267.66			¥566.03
Diluted	¥284.14		¥267.06			¥564.79
Weighted average number of shares of common stock outstanding (shares in thousands):
Basic	187,932		189,119			188,160
Diluted	188,266		189,548			188,573

Notes :

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, ”Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the six months ended September 30, 2006 and 2007 were an increase of ¥91,757 million and an increase of ¥16,216 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the weighted average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were converted into common stock, exercised or resulted in the issuance of common stock.
3.	Against the Correction Disposition with regard to transfer pricing taxation, which was rendered by the Osaka Regional Taxation Bureau in March 2005, Kyocera filed the Request for Reinvestigation in May 2005. Kyocera then received the Decision on the Request for Reinvestigation in September 2006. Based on the Decision, ¥(4,356) million is included in income taxes shown above, as refunds for the previous years.
4.	Kyocera sold its entire shares in Kyocera Leasing Co., Ltd., a subsidiary engaged in financial services, as a result, business results and profit on sales, ¥5,175 million, for the six months ended September 30, 2006 and the year ended March 31, 2007, have been recorded as income from discontinued operations in conformity with Statement of Financial Accounting Standard (SFAS) No.144, “Accounting for the impairment or disposal of Long-Lived Assets.”

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the year			106,504			¥106,504
Other comprehensive income				112,551		112,551

Total comprehensive income for the year						¥219,055

Adjustment for initially applying SAFS No. 158, net of taxes				17,558
Cash dividends			(18,787)
Purchase of treasury stock (24)					(251)
Reissuance of treasury stock (918)		127			7,539
Stock option plan of subsidiaries		242

Balance, March 31, 2007 (188,649)	115,703	162,363	1,055,293	203,056	(21,855)
Cumulative effect of applying FIN 48 to opening balance (Note)			3,968
Net income for the period			50,620			¥50,620
Other comprehensive income				(34,404)		(34,404)

Total comprehensive income for the period						¥16,216

Cash dividends			(11,319)
Purchase of treasury stock (13)					(156)
Reissuance of treasury stock (783)		245			6,443
Stock option plan of subsidiaries		127

Balance, September 30, 2007 (189,419)	¥115,703	¥162,735	¥1,098,562	¥168,652	¥(15,568)

	Yen in millions and shares in thousands
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2006 (187,755)	¥115,703	¥161,994	¥967,576	¥72,947	¥(29,143)
Net income for the period			53,493			¥53,493
Other comprehensive income				38,264		38,264

Total comprehensive income for the period						¥91,757

Cash dividends			(9,387)
Purchase of treasury stock (11)					(104)
Reissuance of treasury stock (261)		(23)			2,138
Stock option plan of subsidiaries		109

Balance, September 30, 2006 (188,005)	¥115,703	¥162,080	¥1,011,682	¥111,211	¥(27,109)

Note:

FIN 48 : Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”

Please refer to page 32 “(6) Accounting change.”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Cash flows from operating activities :
Net income	¥53,493	¥50,620	¥106,504
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	38,836	42,936	82,182
Write-down of inventories	3,829	3,043	11,328
Gains on sales of securities, net	(3,252)	(228)	(3,819)
Minority interests	3,113	3,696	6,324
Gains on sales of investment in subsidiaries	(8,228)	—	(8,252)
(Increase) decrease in receivables	(31,595)	10,188	(32,626)
(Increase) decrease in inventories	(31,174)	1,185	(25,100)
Increase (decrease) in notes and accounts payable	18,915	(13,681)	6,015
Increase (decrease) in accrued income taxes	3,989	(11,386)	9,066
Increase in other current liabilities	10,921	2,603	11,111
Other, net	(10,924)	(9,378)	(13,089)

Net cash provided by operating activities	47,923	79,598	149,644

Cash flows from investing activities :
Payments for purchases of securities	(31,521)	(16,194)	(71,449)
Sales and maturities of securities	30,712	97,499	127,119
Acquisitions of business, net of cash acquired	(756)	(26,771)	(756)
Proceeds from sales of investment in subsidiaries	24,553	—	24,602
Payments for purchases of property, plant and equipment, and intangible assets	(35,509)	(32,520)	(72,966)
Proceeds from sales of property, plant and equipment, and intangible assets	785	462	2,693
Deposit of negotiable certificate of deposits and time deposits	(147,457)	(206,872)	(356,169)
Withdrawal of negotiable certificate of deposits and time deposits	85,081	109,284	203,076
Other, net	28	(2,088)	(7,853)

Net cash used in investing activities	(74,084)	(77,200)	(151,703)

Cash flows from financing activities :
Increase in short-term debt	7,316	1,983	9,369
Proceeds from issuance of long-term debt	1,928	1	1,928
Payments of long-term debt	(10,713)	(4,299)	(13,361)
Dividends paid	(10,385)	(12,060)	(20,632)
Purchase of treasury stock	(104)	(156)	(251)
Reissuance of treasury stock	2,115	6,688	7,666
Other, net	(3,236)	(638)	(5,364)

Net cash used in financing activities	(13,079)	(8,481)	(20,645)

Effect of exchange rate changes on cash and cash equivalents	2,182	(1,617)	4,103

Net decrease in cash and cash equivalents	(37,058)	(7,700)	(18,601)
Cash and cash equivalents at beginning of period	300,809	282,208	300,809

Cash and cash equivalents at end of period	¥263,751	¥274,508	¥282,208

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2007
	2006	2007
Cash paid during the period for :
Interest	¥979	¥737	¥1,603
Income taxes	30,045	37,788	52,847

Acquisitions of business :
Fair value of assets acquired	¥1,151	¥32,606	¥1,151
Fair value of liabilities assumed	(333)	(4,887)	(333)
Cash acquired	(62)	(948)	(62)

	¥756	¥26,771	¥756

Note:

AVX recorded the fair values of the assets and liabilities of American Technical Ceramics Corp. as of the date of the acquisition under the purchase method of accounting, however, because of the proximity of this acquisition to period end, the fair values are based on preliminary valuations and are subject to adjustment as additional information is obtained.

SEGMENT INFORMATION

1. Reporting segments :

	Yen in millions
	Six months ended September 30,		Increase (Dearease)	Year ended March 31, 2007
	2006	2007
	Amount	Amount	%	Amount
Net sales :
Fine Ceramic Parts Group	¥38,564	¥41,286	7.1	¥81,326
Semiconductor Parts Group	75,843	73,545	(3.0)	152,292
Applied Ceramic Products Group	64,132	69,743	8.7	131,103
Electronic Device Group	139,984	148,562	6.1	286,156
Telecommunications Equipment Group	117,181	113,907	(2.8)	251,183
Information Equipment Group	124,619	136,909	9.9	268,781
Others	66,660	65,277	(2.1)	137,235
Adjustments and eliminations	(11,593)	(12,669)	—	(24,179)

	¥615,390	¥636,560	3.4	¥1,283,897

Operating profit :
Fine Ceramic Parts Group	¥7,373	¥6,195	(16.0)	¥15,677
Semiconductor Parts Group	11,887	8,367	(29.6)	22,210
Applied Ceramic Products Group	8,966	13,434	49.8	22,334
Electronic Device Group	21,573	20,945	(2.9)	44,487
Telecommunications Equipment Group	(1,016)	(103)	—	291
Information Equipment Group	15,491	19,219	24.1	33,970
Others	2,849	3,964	39.1	6,881

	67,123	72,021	7.3	145,850
Corporate	5,152	5,893	14.4	8,569
Equity in earnings of affiliates and unconsolidated subsidiaries	259	3,617	—	2,621
Adjustments and eliminations	(149)	(51)	—	(500)

Income from continuing operations before income taxes and minority interests	¥72,385	¥81,480	12.6	¥156,540

Depreciation and amortization :
Fine Ceramic Parts Group	¥1,943	¥3,627	86.7	¥4,500
Semiconductor Parts Group	5,853	7,500	28.1	12,533
Applied Ceramic Products Group	3,791	4,530	19.5	8,097
Electronic Device Group	9,598	11,608	20.9	21,537
Telecommunications Equipment Group	3,201	4,432	38.5	9,075
Information Equipment Group	8,239	5,751	(30.2)	16,326
Others	4,584	3,528	(23.0)	7,419
Corporate	1,507	1,960	30.1	2,575

Total	¥38,716	¥42,936	10.9	¥82,062

Capital expenditures :
Fine Ceramic Parts Group	¥2,900	¥3,100	6.9	¥7,447
Semiconductor Parts Group	5,721	3,978	(30.5)	11,432
Applied Ceramic Products Group	2,510	3,654	45.6	7,330
Electronic Device Group	10,893	11,246	3.2	19,812
Telecommunications Equipment Group	1,745	1,092	(37.4)	3,800
Information Equipment Group	8,061	5,467	(32.2)	11,962
Others	4,329	1,549	(64.2)	5,774
Corporate	1,080	2,506	132.0	2,339

Total	¥37,239	¥32,592	(12.5)	¥69,896

2. Geographic segments (Sales and Operating profit by geographic area) :

	Yen in millions
	Six months ended September 30,		Increase (Decrease)	Year ended March 31, 2007
	2006	2007
	Amount	Amount	%	Amount
Net sales :
Japan	¥250,962	¥255,785	1.9	¥523,869
Intra-group sales and transfer between geographic areas	199,385	194,451	(2.5)	388,879

	450,347	450,236	(0.0)	912,748

United States of America	155,355	146,131	(5.9)	319,033
Intra-group sales and transfer between geographic areas	17,783	15,872	(10.7)	37,357

	173,138	162,003	(6.4)	356,390

Asia	95,265	104,180	9.4	195,319
Intra-group sales and transfer between geographic areas	78,505	90,166	14.9	152,219

	173,770	194,346	11.8	347,538

Europe	101,494	118,012	16.3	219,695
Intra-group sales and transfer between geographic areas	19,784	20,947	5.9	40,040

	121,278	138,959	14.6	259,735

Others	12,314	12,452	1.1	25,981
Intra-group sales and transfer between geographic areas	5,534	8,050	45.5	11,432

	17,848	20,502	14.9	37,413

Adjustments and eliminations	(320,991)	(329,486)	—	(629,927)

	¥615,390	¥636,560	3.4	¥1,283,897

Operating Profit :
Japan	¥49,773	¥46,493	(6.6)	¥96,804
United States of America	9,947	4,144	(58.3)	23,521
Asia	11,068	12,950	17.0	19,165
Europe	3,825	5,565	45.5	10,218
Others	852	1,777	108.6	1,086

	75,465	70,929	(6.0)	150,794
Adjustments and eliminations	(8,491)	1,041	—	(5,444)

	66,974	71,970	7.5	145,350
Corporate	5,152	5,893	14.4	8,569
Equity in earnings of affiliates and unconsolidated subsidiaries	259	3,617	—	2,621

Income from continuing operations before income taxes and minority interest	¥72,385	¥81,480	12.6	¥156,540

3. Geographic segments (Sales by region) :

	Yen in millions
	Six months ended September 30,				Increase (Decrease)		Year ended March 31,
	2006		2007				2007
	Amount	%	Amount	%	Amount	%	Amount	%
Japan	¥236,735	38.5	¥241,811	38.0	¥5,076	2.1	¥496,959	38.7
United States of America	130,265	21.2	126,703	19.9	(3,562)	(2.7)	274,361	21.4
Asia	107,111	17.4	118,594	18.6	11,483	10.7	216,663	16.9
Europe	97,464	15.8	112,606	17.7	15,142	15.5	210,726	16.4
Others	43,815	7.1	36,846	5.8	(6,969)	(15.9)	85,188	6.6

Net sales	¥615,390	100.0	¥636,560	100.0	¥21,170	3.4	¥1,283,897	100.0

Sales outside Japan	¥378,655		¥394,749		¥16,094	4.3	¥786,938
Sales outside Japan to net sales	61.5%		62.0%				61.3%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt and equity securities as of September 30, 2007, March 31, 2007 and September 30, 2006, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	September 30, 2007				March 31, 2007
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities :
Corporate debt securities	¥3,470	¥3,617	¥168	¥21	¥3,842	¥4,033	¥194	¥3
Other debt securities	736	757	21	—	74,563	74,574	71	60
Equity securities	274,645	533,497	259,316	464	272,653	585,274	312,724	103

Total available-for-sale securities	278,851	537,871	259,505	485	351,058	663,881	312,989	166

Held-to-maturity securities :
Other debt securities	24,038	24,055	17	—	33,512	33,447	—	65

Total held-to-maturity securities	24,038	24,055	17	—	33,512	33,447	—	65

Total investments in debt and equity securities	¥302,889	¥561,926	¥259,522	¥485	¥384,570	¥697,328	¥312,989	¥231

	September 30, 2006
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities :
Corporate debt securities	¥3,008	¥3,143	¥150	¥15
Other debt securities	137,668	137,960	316	24
Equity securities	272,054	466,156	194,335	233

Total available-for-sale securities	412,730	607,259	194,801	272

Held-to-maturity securities :
Other debt securities	27,726	27,574	—	152

Total held-to-maturity securities	27,726	27,574	—	152

Total investments in debt and equity securities	¥440,456	¥634,833	¥194,801	¥424

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

EARNINGS PER SHARE

1. Stockholders’ equity per share, basic and diluted earnings per share are as follows:

	Japanese yen
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Stockholders’ equity per share	7,306.02	8,077.76	8,028.45
Basic earnings per share	284.64	267.66	566.03
Diluted earnings per share	284.14	267.06	564.79

2. A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Yen in millions, except per share amounts
	Six months ended September 30,		Year ended March 31,
	2006	2007	2007
Income from continuing operations	48,318	50,620	101,329
Income from discontinued operations	5,175	—	5,175
Net income	53,493	50,620	106,504

Basic earnings per share
Income from continuing operations	257.10	267.66	538.52
Income from discontinued operations	27.54	—	27.51
Net income	284.64	267.66	566.03

Diluted earnings per share
Income from continuing operations	256.65	267.06	537.35
Income from discontinued operations	27.49	—	27.44
Net income	284.14	267.06	564.79

Basic weighted average number of shares outstanding (shares in thousands)	187,932	189,119	188,160
Dilutive effect of stock options (shares in thousands)	334	429	413
Diluted weighted average number of shares outstanding (shares in thousands)	188,266	189,548	188,573

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1.	Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

AVX CORPORATION

KYOCERA WIRELESS CORP.

KYOCERA MITA CORPORATION

KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :

WILLCOM, INC.

2.	Changes in scope of consolidation and application of the equity method :

Consolidation

(Increase)	10	AMERICAN TECHNICAL CERAMICS CORP. and others

(Decrease)	5	KYOCERA MITA (SCHWEIZ) AG and others

Equity method

(Increase)	None

(Decrease)	None

3.	Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(1)	Valuation of inventories

Finished goods and work in process are mainly stated at the lower or cost of market, the cost being determined by the average method. All other inventories are mainly stated at the lower or cost of market, the cost being determined by the first-in, first-out method.

(2)	Valuation of securities

Kyocera adopts Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities are recorded at amortized cost.

Available-for-sales securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in other comprehensive income, net of taxes.

(3)	Depreciation method of property, plant and equipment

Depreciation is computed based mainly on a declining balance method over their estimated useful lives.

(4)	Goodwill and other intangible assets

Kyocera adopts Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

(5)	Accounting for allowances and accruals

Allowance for doubtful accounts :

Kyocera provides allowance for doubtful accounts based on the past actual ratio of losses on bad debt in addition to the estimation of uncollectible amount based on the analysis of certain individual receivables.

Accrued pension and severance cost :

Kyocera adopts Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB No. 87, 88, 106 and 132(R),” and pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6)	Accounting change

In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transitional measures. Cumulative effect of applying FIN 48, which was effective April 1, 2007, increased the opening balance of retained earnings by ¥3,968 million.

BALANCE SHEETS

	Yen in millions
	September 30,				March 31,
	2006		2007		2007
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥119,336		¥313,986		¥203,301
Trade notes receivable	46,376		33,016		41,423
Trade accounts receivable	96,306		109,184		108,685
Marketable securities	37,997		—		22,937
Finished goods and merchandise	17,818		18,469		17,204
Raw materials	16,546		13,685		16,560
Work in process	20,416		20,036		20,541
Supplies	745		903		706
Deferred income taxes	16,590		13,969		17,193
Loans to subsidiaries	14,372		8,817		16,880
Other accounts receivable	8,048		6,480		8,291
Other current assets	6,904		15,004		11,434
Allowance for doubtful accounts	(164)		(1,015)		(173)

Total current assets	401,290	27.3	552,534	35.3	484,982	30.1

Non-current assets :
Tangible fixed assets :
Buildings	35,770		30,993		34,921
Structures	2,197		1,785		2,091
Machinery and equipment	47,358		43,658		44,896
Vehicles	26		23		21
Tools, furniture and fixtures	7,679		7,971		8,139
Land	33,381		33,670		33,372
Construction in progress	947		2,153		900

Total tangible fixed assets	127,358	8.6	120,253	7.7	124,340	7.7

Intangible assets :
Patent rights and others	13,365		7,091		10,431

Total intangible assets	13,365	0.9	7,091	0.5	10,431	0.6

Investments and other assets :
Investments in securities	577,884		544,719		648,538
Investments in subsidiaries and affiliates	262,627		260,775		260,775
Investments in subsidiaries and affiliates other than equity securities	27,054		26,685		26,685
Long-term loans	22,659		19,577		20,633
Long-term prepaid expenses	3,051		2,240		2,458
Long-term deposits	34,000		28,000		31,000
Security deposits	1,880		1,808		1,823
Other investments	571		473		527
Allowance for doubtful accounts	(354)		(246)		(301)

Total investments and other assets	929,372	63.2	884,031	56.5	992,138	61.6

Total non-current assets	1,070,095	72.7	1,011,375	64.7	1,126,909	69.9

Total assets	¥1,471,385	100.0	¥1,563,909	100.0	¥1,611,891	100.0

	Yen in millions
	September 30,				March 31,
	2006		2007		2007
	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥56,667		¥49,667		55,561
Other payables	20,763		21,718		21,774
Accrued expenses	8,014		8,364		8,356
Income taxes payable	13,052		9,280		12,550
Deposits received	2,738		2,046		1,916
Accrued bonuses	10,447		11,480		11,152
Accrued bonuses for directors	34		73		136
Warranty reserves	4,596		5,279		5,045
Allowance for sales returns	143		131		114
Other current liabilities	1,066		330		667

Total current liabilities	117,520	8.0	108,368	6.9	117,271	7.3

Non-current liabilities :
Long-term accounts payable	3,425		1,260		2,953
Deferred income taxes	142,667		164,405		191,441
Accrued pension and severance costs	14,585		10,696		12,705
Retirement allowances for directors and executive officers	968		956		1,022
Other non-current liabilities	280		135		138

Total non-current liabilities	161,925	11.0	177,452	11.4	208,259	12.9

Total liabilities	279,445	19.0	285,820	18.3	325,530	20.2

Net assets

Stockholders’ equity :
Common stock	115,703	7.9	115,703	7.4	115,703	7.2
Capital surplus:
Additional paid-in capital	192,555		192,555		192,555
Other capital surplus	—		372		127
Total capital surplus	192,555	13.1	192,927	12.3	192,682	12.0

Retained earnings:
Legal reserves	17,207		17,207		17,207
Other retained earnings :
Reserve for special depreciation	1,612		751		991
Reserve for research and development	1,000		1,000		1,000
Reserve for dividends	1,000		1,000		1,000
Reserve for retirement benefits	300		300		300
Reserve for overseas investments	1,000		1,000		1,000
General reserve	603,837		643,837		603,837
Unappropriated retained earnings	43,394		39,438		63,012

Total retained earnings	669,350	45.5	704,533	45.1	688,347	42.7

Treasury stock, at cost	(27,109)	(1.9)	(15,568)	(1.0)	(21,855)	(1.4)
Total stockholders’ equity	950,499	64.6	997,595	63.8	974,877	60.5

Difference of appreciation and conversion
Net unrealized gains on other securities	241,441	16.4	280,494	17.9	311,484	19.3

Total net assets	1,191,940	81.0	1,278,089	81.7	1,286,361	79.8

Total liabilities and net assets	¥1,471,385	100.0	¥1,563,909	100.0	¥1,611,891	100.0

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease) %	Year ended March 31,
	2006		2007			2007
	Amount	%	Amount	%		Amount	%
Net sales	¥259,738	100.0	¥264,117	100.0	1.7	¥531,557	100.0
Cost of sales	201,260	77.5	204,420	77.4	1.6	407,121	76.6

Gross profit	58,478	22.5	59,697	22.6	2.1	124,436	23.4
Selling, general and administrative expenses	37,194	14.3	39,301	14.9	5.7	75,004	14.1

Profit from operations	21,284	8.2	20,396	7.7	(4.2)	49,432	9.3
Non-operating income :
Interest and dividend income	9,955	3.8	15,755	6.0	58.3	25,090	4.7
Foreign currency transaction gains, net	622	0.2	617	0.2	(0.8)	1,021	0.2
Other non-operating income	3,003	1.2	4,241	1.6	41.2	6,730	1.3

Total non-operating income	13,580	5.2	20,613	7.8	51.8	32,841	6.2
Non-operating expenses :
Interest expense	2	0.0	2	0.0	1.4	14	0.0
Other non-operating expenses	2,018	0.8	1,633	0.6	(19.1)	8,530	1.6

Total non-operating expenses	2,020	0.8	1,635	0.6	(19.1)	8,544	1.6

Recurring profit	32,844	12.6	39,374	14.9	19.9	73,729	13.9
Non-recurring gain	10,753	4.2	333	0.1	(96.9)	11,405	2.1
Non-recurring loss	484	0.2	3,206	1.2	562.4	4,461	0.8

Income before income taxes	43,113	16.6	36,501	13.8	(15.3)	80,673	15.2
Income taxes – current	14,176	5.4	11,273	4.3	(20.5)	23,814	4.5
Refund of income taxes – previous years	(4,356)	(1.7)	—	—	—	(4,305)	(0.8)
Income taxes – deferred	(362)	(0.1)	(2,276)	(0.9)	—	(865)	(0.2)

Net income	¥33,655	13.0	¥27,504	10.4	(18.3)	¥62,029	11.7

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Six months ended September 30, 2006
	Stockholders’ equity														Difference of appreciation and conversion
	Common stock	Capital surplus		Retained earnings									Treasury stock, at cost	Total stock- holders’ equity	Net unrealized gains on other securities	Total unrealized gain (loss) on appreciation and conversion	Total net assets
		Additional paid-in capital	Total Capital surplus	Legal reserve	Other retained earnings							Total retained earnings
					Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings
Balance, March 31, 2006	¥115,703	¥192,555	¥192,555	¥17,207	¥1,584	¥1,000	¥1,000	¥300	¥1,000	¥553,837	¥69,245	¥645,173	¥(29,143)	¥924,288	¥207,973	¥207,973	¥1,132,261

Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Directors’ bonuses	—	—	—	—	—	—	—	—	—	—	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	33,655	33,655	—	33,655	—	—	33,655
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	(104)	(104)	—	—	(104)
Reissuance of treasury stock	—	—	—	—	—	—	—	—	—	—	(23)	(23)	2,138	2,115	—	—	2,115
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	33,468	33,468	33,468
Total changes in net assets	—	—	—	—	28	—	—	—	—	50,000	(25,851)	24,177	2,034	26,211	33,468	33,468	59,679

Balance, September 30, 2006	¥115,703	¥192,555	¥192,555	¥17,207	¥1,612	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥43,394	¥669,350	¥(27,109)	¥950,499	¥241,441	¥241,441	¥1,191,940

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Six months ended September 30, 2007
	Stockholders’ equity															Difference of appreciation and conversion
	Common stock	Capital surplus			Retained earnings									Treasury stock, at cost	Total stock- holders’ equity	Net unrealized gains on other securities	Total unrealized gain (loss) on appreciation and conversion	Total net assets
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings							Total retained earnings
						Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings
Balance, March 31, 2007	¥115,703	¥192,555	¥127	¥192,682	¥17,207	¥991	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥63,012	¥688,347	¥(21,855)	¥974,877	¥311,484	¥311,484	¥1,286,361

Changes in net assets
Appropriation to reserve for special depreciation	—	—	—	—	—	4	—	—	—	—	—	(4)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(244)	—	—	—	—	—	244	—	—	—	—	—	—
Appropriation to general reserve	—	—	—	—	—	—	—	—	—	—	40,000	(40,000)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	(11,319)	(11,319)	—	(11,319)	—	—	(11,319)
Net income	—	—	—	—	—	—	—	—	—	—	—	27,504	27,504	—	27,504	—	—	27,504
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(156)	(156)	—	—	(156)
Reissuance of treasury stock	—	—	245	245	—	—	—	—	—	—	—	—	—	6,443	6,688	—	—	6,688
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(30,990)	(30,990)	(30,990)
Total changes in net assets	—	—	245	245	—	(240)	—	—	—	—	40,000	(23,574)	16,186	6,287	22,718	(30,990)	(30,990)	(8,272)

Balance, September 30, 2007	¥115,703	¥192,555	¥372	¥192,927	¥17,207	¥751	¥1,000	¥1,000	¥300	¥1,000	¥643,837	¥39,438	¥704,533	¥(15,568)	¥997,595	¥280,494	¥280,494	¥1,278,089

STATEMENT OF CHANGES IN NET ASSETS

	Yen in millions
	Year ended March 31, 2007
	Stockholders’ equity															Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus			Retained earnings									Treasury stock, at cost	Total stock- holders’ equity	Net unrealized gains on other securities	Total unrealized gain (loss) on appreciation and conversion
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings							Total retained earnings
						Reserve for special depre- ciation	Reserve for research and develop- ment	Reserve for dividends	Reserve for retire- ment benefits	Reserve for overseas invest- ments	General reserve	Unappro- priated retained earnings
Balance, March 31, 2006	¥115,703	¥192,555	—	¥192,555	¥17,207	¥1,584	¥1,000	¥1,000	¥300	¥1,000	¥553,837	¥69,245	¥645,173	¥(29,143)	¥924,288	¥207,973	¥207,973	¥1,132,261

Changes in net assets
Appropriation to reserve for special depreciation*	—	—	—	—	—	623	—	—	—	—	—	(623)	—	—	—	—	—	—
Reversal of reserve for special depreciation*	—	—	—	—	—	(595)	—	—	—	—	—	595	—	—	—	—	—	—
Appropriation to reserve for special depreciation	—	—	—	—	—	2	—	—	—	—	—	(2)	—	—	—	—	—	—
Reversal of reserve for special depreciation	—	—	—	—	—	(623)	—	—	—	—	—	623	—	—	—	—	—	—
Appropriation to general reserve*	—	—	—	—	—	—	—	—	—	—	50,000	(50,000)	—	—	—	—	—	—
Dividends*	—	—	—	—	—	—	—	—	—	—	—	(9,387)	(9,387)	—	(9,387)	—	—	(9,387)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(9,400)	(9,400)	—	(9,400)	—	—	(9,400)
Directors’ bonuses*	—	—	—	—	—	—	—	—	—	—	—	(68)	(68)	—	(68)	—	—	(68)
Net income	—	—	—	—	—	—	—	—	—	—	—	62,029	62,029	—	62,029	—	—	62,029
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(251)	(251)	—	—	(251)
Reissuance of treasury stock	—	—	127	127	—	—	—	—	—	—	—	—	—	7,539	7,666	—	—	7,666
Net change in items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103,511	103,511	103,511
Total changes in net assets	—	—	127	127	—	(593)	—	—	—	—	50,000	(6,233)	43,174	7,288	50,589	103,511	103,511	154,100

Balance, March 31, 2007	¥115,703	¥192,555	¥127	¥192,682	¥17,207	¥991	¥1,000	¥1,000	¥300	¥1,000	¥603,837	¥63,012	¥688,347	¥(21,855)	¥974,877	¥311,484	¥311,484	¥1,286,361

*	Appropriation of surplus for the annual stockholders’ meeting held in June 2006

Appendix

Consolidated Orders and Production by Reporting Segment

Consolidated Orders by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of orders	Amount	% of orders
Fine Ceramic Parts Group	39,785	6.2	42,582	6.6	7.0
Semiconductor Parts Group	76,861	12.0	74,599	11.6	(2.9)
Applied Ceramic Products Group	66,757	10.4	72,380	11.3	8.4
Electronic Device Group	147,734	23.1	151,647	23.7	2.6

Total Components Business	331,137	51.7	341,208	53.2	3.0
Telecommunications Equipment Group	129,231	20.2	108,498	16.9	(16.0)
Information Equipment Group	124,136	19.4	137,544	21.5	10.8

Total Equipment Business	253,367	39.6	246,042	38.4	(2.9)
Others	67,699	10.6	66,335	10.3	(2.0)
Adjustments and eliminations	(12,021)	(1.9)	(12,239)	(1.9)	—

Orders	640,182	100.0	641,346	100.0	0.2

Note 1. From April 1, 2007, the “Optical Equipment Group,” previously a separate reporting segment, has been reclassified into “Others.” Accordingly, orders for the previous first half have been retroactively reclassified.

Note 2. For the reasons Note 1 above, orders of “Others” in the previous first half increased by ¥5,954 million and “Adjustments and eliminations” decreased by ¥(4) million compared with those previously announced.

Consolidated Production by Reporting Segment

	(Yen in millions)
	Six months ended September 30,				Increase (Decrease) %
	2006		2007
	Amount	% of production	Amount	% of production
Fine Ceramic Parts Group	38,959	6.1	42,082	6.6	8.0
Semiconductor Parts Group	77,929	12.2	74,253	11.7	(4.7)
Applied Ceramic Products Group	65,436	10.2	72,168	11.4	10.3
Electronic Device Group	144,236	22.5	149,054	23.6	3.3

Total Components Business	326,560	51.0	337,557	53.3	3.4
Telecommunications Equipment Group	126,414	19.7	108,651	17.2	(14.1)
Information Equipment Group	137,311	21.5	136,276	21.5	(0.8)

Total Equipment Business	263,725	41.2	244,927	38.7	(7.1)
Others	49,647	7.8	50,420	8.0	1.6

Production	639,932	100.0	632,904	100.0	(1.1)

Note 3. For the reasons set forth Note 1 above, production of “Others” in the previous first half increased by ¥5,923 million compared with those previously announced.

October 30, 2007
KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Six Months Ended September 30, 2007

	(Yen in millions, except for per share amounts, exchange rates and number of employees)
	Six Months Ended September 30,		Increase (Decrease) (%)
	2006	2007
Net sales	615,390	636,560	3.4
Profit from operations	63,128	67,823	7.4
Income from continuing operations before income taxes	72,385	81,480	12.6
Net income	53,493	50,620	(5.4)
Average exchange rates :
US$	115	119	—
Euro	146	162	—
Earnings per share :
Net income
Basic	284.64	267.66	(6.0)
Diluted	284.14	267.06	(6.0)
Capital expenditures	37,239	32,592	(12.5)
Depreciation	33,682	37,291	10.7
R&D expenses	30,257	31,060	2.7
Total assets	1,951,702	2,107,097	—
Stockholders’ equity	1,373,567	1,530,084	—
Sales of products manufactured outside Japan to net sales (%)	34.9	34.0	—
Number of employees	63,235	65,133	—

October 30, 2007

Name of Listed Company:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971; First Section of the Tokyo Stock Exchange;
First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager, Finance Division
(Tel: 075-604-3500)

Notice regarding Revision of Amounts of Interim Dividend and Annual Total Dividend for the Fiscal

Period Ending March 31, 2008 (54th Fiscal Period)

This is to advise you that Kyocera Corporation (Kyocera) resolved at the meeting of its Board of Directors held on October 30, 2007 regarding its interim dividend and annual total dividend per share for the fiscal period ending March 31, 2008 as follows:

1. Reason for revision

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve consolidated performance into the future. Kyocera therefore strongly takes into consideration the linkage between dividend amounts and consolidated performance and has implemented a dividend policy aiming for a consolidated payout ratio of approximately 20% to 25%. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors that include the amount of capital expenditures necessary for medium to long-term growth.

With respect to the interim consolidated result as announced today, net sales and operating profit as well as pre-tax income increased as compared with the corresponding six-month period in the previous fiscal period. With regard to the six months ending March 31, 2008, Kyocera expects firm demand in the digital consumer equipment market, and Kyocera therefore projects solid demand for components used in these products to continue. Based on those expectations regarding the market environment, Kyocera expects to be able to achieve its financial forecasts for the full fiscal period, with net income per share for the full fiscal period ending March 31, 2008 reaching 543.40 yen.

Kyocera had anticipated paying an amount of annual total dividends for the fiscal period ending March 31, 2008 of 110 yen per share (a payout ratio of 20.2%), which is the same amount as paid in the previous fiscal period ended March 31, 2007. However, taking into consideration its expected performance for the full fiscal period, including its results for the semi-annual period as stated above, Kyocera has decided to pay an interim dividend relating to the fiscal period ending March 31, 2008 in the amount of 60 yen per share, an increase of 10 yen from the interim dividend in the amount of 50 yen per share paid in the corresponding previous fiscal period. As a result, the total amount of dividends paid for the full fiscal period ending March 31, 2008 will be 120 yen per share, constituting a the payout ratio of 22.1%.

2. Substance of revision

Fiscal period ending March 2008 (from April 1, 2007 to March 31, 2008)

	Dividend per Share
Record Dates	As of the end of the semi-annual period	As of the end of the full fiscal period	Annual total dividend
Forecast previously published (Announced on April 26, 2007)	Not Announced	Not Announced	¥110
Revision made this time	¥60	¥60	¥120
(c.f.) Dividends for previous fiscal period (Annual Period ended March 31, 2007)	¥50	¥60	¥110

As of April 26, 2007, the date of the announcement of results for the fiscal period ended March 31, 2008, Kyocera announced a forecast of annual total dividends of 110 yen per share, but it did not make any announcement with respect to the interim dividend and the yea-end dividend.

3. Commencement date of Payment of interim dividend : December 5, 2007

Note. Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; unexpected changes in economic, political and legal conditions in China; our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results; factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations, and inadequate protection of our intellectual property; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; inability to secure skilled employees, particularly engineering and technical personnel; insufficient protection of our trade secrets and patents; holding licenses to continue to manufacture and sell certain of its products, the expense of which may adversely affects its results of operations; laws and regulations relating to the taxation, and to manufacturing and trade events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located; and fluctuations in the value of, and impairment losses on, securities and other assets held by us, and changes in accounting principles. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.